DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

CONFIDENTIAL TREATMENT REQUESTED

BY PAYLOCITY HOLDING CORPORATION

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

February 21, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs, Assistant Director

Ji Kim, Attorney-Advisor

Mark P. Shuman, Branch Chief — Legal

Laura Veator, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:                                                                             Paylocity Holding Corporation

Registration Statement on Form S-1

Filed on February 14, 2014

File No. (333-193661)

Ladies and Gentlemen:

We are writing on behalf of Paylocity Holding Corporation (the “Company” or “Paylocity”) in response to an inquiry from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which was filed with the Commission on February 14, 2014.

In response to the Staff’s inquiry, the Company will revise its disclosure regarding the aggregate intrinsic value of options outstanding on December 31, 2013 in its next amendment to the Registration Statement.  To reflect the near term probability of a public offering as of December 31, 2013, the Company has recalculated the aggregate intrinsic value of options outstanding on

December 31, 2013 to reflect a fair market value of the Company’s common stock of $[***] per share.  In revising this calculation, the Company removed the discount for lack of marketability, the downward adjustment related to revenue-multiples and IPO weighting considerations that were reflected in the determination of the Company’s board of directors on July 8, 2013 that the fair market value of the Company’s common stock was $4.69 per share.  Additionally, the revised calculation reflects the Company’s revenue growth from July 8, 2013 to December 31, 2013.

Based upon these adjustments, the Company calculated the fair market value per share of its common stock as of December 31, 2013 as follows:

July 8, 2013 valuation share price		$4.69

Removal of discount for lack of marketability, downward adjustment related to revenue-multiples and IPO weighting considerations	$	[***]

Revenue growth from valuation date through December 31, 2013	$	[***]

Fair Market Value as of December 31, 2013	$	[***]

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7090 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

Enclosures

cc:                                Steven R. Beauchamp (Paylocity Holding Corporation)

Peter J. McGrail (Paylocity Holding Corporation)

Christopher J. Austin (Goodwin Procter LLP)